                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 2001

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                        For the transition period from to

                         Commission file number 0-18311

                   NEUROGEN CORPORATION 401(k) RETIREMENT PLAN
                               (Full title of plan)

                              Neurogen Corporation
                          35 Northeast Industrial Road
                           Branford, Connecticut 06405
                                 (203) 488-8201

           (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                   Neurogen Corporation 401(k) Retirement Plan
                              Financial Statements

                                      Index

    Report of Independent Accountants

    Financial Statements:

     Statements of Net Assets Available for Benefits at December 31, 2001 and 2000

     Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2001

     Notes to Financial Statements

     Supplemental Schedules:

          Schedule of Assets (Held at End of Year)

          Schedule of Reportable Transactions

                        Report of Independent Accountants

To the Participants and Administrator of the
Neurogen Corporation 401(k) Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the  related  statement  of  changes in net assets  available  for  benefits present fairly, in all material respects,  the net assets available for benefits of the Neurogen  Corporation 401(k) Retirement Plan (the "Plan") at December 31,
2001 and December 31, 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity  with  accounting  principles generally accepted in the United States of America.  These financial  statements are the  responsibility  of the  Plan's  management;  our  responsibility  is to express  an  opinion  on these  financial  statements  based on our  audits.  We conducted our audits of these  statements in accordance with auditing  standards generally  accepted in the United States of America,  which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis,  evidence  supporting  the amounts and  disclosures in the financial statements,  assessing the accounting  principles used and significant estimates made by management, and evaluating the overall financial statement presentation.
We believe that our audits provide a reasonable basis for our opinion.

Our audits  were  conducted  for the  purpose of forming an opinion on the basic financial  statements  taken as a whole.  The  supplemental  schedules of Assets
(Held at End of Year) and Reportable  Transactions are presented for the purpose of  additional  analysis  and are not a  required  part of the  basic  financial statements  but are  supplementary  information  required by the  Department  of
Labor's Rules and  Regulations  for Reporting and Disclosure  under the Employee
Retirement  Income Security Act of 1974.  These  supplemental  schedules are the responsibility of the Plan's  management.  The supplemental  schedules have been subjected  to the  auditing  procedures  applied  in  the  audits  of the  basic financial  statements  and, in our  opinion,  are fairly  stated in all material respects in relation to the basic financial statements taken as a whole.

The  supplemental  schedules  of  Assets  (Held at End of Year)  and  Reportable
Transactions that accompany the Plan's financial  statements do not disclose the historical  cost of  non-participant  directed  Plan  assets  held by the Plan's trustee. Disclosure of this information is required by the Department of Labor's
Rules and Regulations for Reporting and Disclosure under the Employee Retirement
Income Security Act of 1974.

PricewaterhouseCoopers LLP
June 14, 2002

                   Neurogen Corporation 401(k) Retirement Plan
                Statements of Net Assets Available for Benefits

                                                          December 31,
                                                     2001             2000
                                                     ----             ----
Assets:
Investments (See Notes 3 and 4)                 $ 7,392,426      $ 7,850,852

Receivables:
  Employer contributions                            173,296          166,497
  Participant contributions                          27,605                -
                                                  ---------        ---------
    Total receivables                               200,901          166,497
                                                  ---------        ---------
    Net assets available for benefits           $ 7,593,327      $ 8,017,349
                                                  =========        =========

The accompanying notes are an integral part of the financial statements.

                   Neurogen Corporation 401(k) Retirement Plan
            Statement of Changes in Net Assets Available for Benefits

                                                                Year Ended
                                                            December 31, 2001
                                                            =================

Additions to net assets attributed to:

Contributions received or receivable from:

    Employees                                                  $ 1,199,420
    Employer                                                       787,957
                                                               -----------
    Total contributions                                          1,987,377

Net depreciation in fair value of investments                   (1,946,172)
Dividends                                                           51,013
Interest repayments                                                  9,276
                                                               -----------
    Total additions                                                101,494

Deductions from net assets attributed to:

Benefits paid                                                     (503,995)
Administrative expenses                                            (21,521)
                                                               -----------
   Total deductions                                               (525,516)
                                                               -----------
      Net decrease                                                (424,022)

Net assets available for benefits:

Beginning of year                                                8,017,349
                                                               -----------

End of year                                                    $ 7,593,327
                                                               ===========

The accompanying notes are an integral part of the financial statements.

                   Neurogen Corporation 401(k) Retirement Plan

                          Notes To Financial Statements

1. Description of the Plan:

General

The  Neurogen  Corporation  401(k)  Retirement  Plan (the  "Plan")  is a defined contribution plan administered by Neurogen Corporation (the "Company"). The Plan
is subject to the provisions of the Employee  Retirement  Income Security Act of
1974  ("ERISA")  and is intended  to meet the  requirements  of Section  401(a),
401(k),  and  501(a) of the  Internal  Revenue  Code of 1986,  as  amended  (the
"Code").  All full-time  employees of the Company are eligible to participate in the Plan on the first day of a calendar quarter  following the date on which the employee  first  completed  an  hour  of  service.  The  following  is  a  brief description  of the Plan.  Participants  should refer to the Plan document for a more complete description of the Plan's provisions.

Contributions

Employees  may  elect to  contribute  up to 15% of  their  earnings  or  $10,500 whichever  is less.  Contribution  rates  may be  changed  on the first day of a calendar quarter. Participants direct the investment of their contributions into various  investment  options  offered by the Plan. The Plan currently  offers 19 mutual funds, 5 pooled  investment funds and Neurogen common stock as investment options for participants. The options may be changed daily by participants.

The Plan provides that the Company will match the employee's  contribution in an amount  equal  to  100%  of  the  participant's  contribution  up to  6% of  the participant's gross pay. The matching  contribution is made on a quarterly basis and is composed of two parts.  One-third of the contribution is in cash that may be invested in any of the investment  funds offered.  The other two-thirds is in
Neurogen stock and may not be transferred to another investment fund.

Participant Accounts

Each participant's  account is credited with the participant's  contribution and allocations of the Company's  matching  contribution,  Plan earnings and trustee fees as described in the Plan  document.  The benefit to which a participant  is entitled  is the  benefit  that can be provided  from the  participant's  vested account.

Vesting

Participants vest in employer  matching  contributions at a rate of 25% for each year of credited service,  as defined in the Plan document,  and are 100% vested after four years of credited  service.  Participants  are vested  immediately in their contributions plus actual earnings thereon.

Loans and Withdrawals

Participants  may borrow  from  their fund  accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000,  or 50% of their vested account balance.
Loan terms vary with the maximum being ten years.  The loans are  collateralized by the balance in the  participant's  account and bear  interest at a rate of 1%
over the prime rate.

A participant may withdraw all or any portion of their vested account  resulting from their contributions and earnings thereon,  subject to proof of hardship due to an immediate and significant  financial need as further described in the Plan document. The Plan administrator, in accordance with nondiscriminatory standards applied  uniformly to all  participants,  similarly makes the  determination  of financial hardship.

Payment of Benefits

On termination of service due to death, disability or retirement,  a participant will receive a lump-sum  amount equal to the value of the  participant's  vested
interest  in  their  account.  If  a  participant   terminates   employment  but
termination is not due to death,  disability or retirement,  and the participant is not yet 65, the  participant may keep their account balance in the Plan if it is greater  than  $5,000 or elect a lump-sum  distribution.  If the  participant chooses  a  lump-sum  distribution,  the  distribution  will  occur  as  soon as practicable  after the  participant  has  completed  the proper  form  providing instruction as to where the funds should be transferred.

Forfeited Accounts

Forfeitures  are  utilized to reduce the employer  contribution  and/or pay Plan expenses which would otherwise be paid by the employer.  During 2001, $16,020 of employer contributions were reduced by forfeited nonvested accounts. At December
31,  2001 and 2000,  forfeited  nonvested  accounts  totaled  $12,931  and $401, respectively.

2. Summary of Accounting Policies:

Basis of Accounting

The financial  statements of the Plan are prepared  under the accrual  method of accounting.

Use of Estimates

The preparation of financial  statements in conformity  with generally  accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets,  liabilities,  and changes  therein,  and disclosure of contingent  assets and  liabilities.  Actual  results could differ from those estimates.

Investment Valuation and Income Recognition

The pooled  investment and mutual fund accounts are stated at fair value,  which is based upon quoted market prices that  represent the net asset value of shares held by the Plan at year-end.  The Company  stock is valued at its quoted market price.

The Plan  presents  in the  statement  of changes in net  assets  available  for
benefits  the  net  appreciation   (depreciation)  in  the  fair  value  of  its
investments  which  consists  of  the  realized  gains  or  losses,   unrealized
appreciation (depreciation) and interest income on those investments.

Purchases  and  sales are  recorded  at the trade  date and  interest  income is recorded on the accrual basis.

Plan Expenses

Trustee  fees  are  charged  to the  participants  on an  allocation  basis  and participants pay loan administrative  expenses of $75 per loan. In addition, the
Company incurred record keeping expenses of $7,055 for the Plan year 2001, which were not charged to the Plan.

Payment of Benefits

Benefits are recorded when paid.

3.  Investments

The  following  presents  investments  that  represent  5 percent or more of the
Plan's net assets.

                                                                       December 31,
                                                                      2001            2000

Neurogen Corporation restricted common stock,
 70,462 and 49,778 shares, respectively                        $ 1,241,309     $ 1,827,433

Neurogen Corporation unrestricted common stock,
 15,895 shares                                                         N/A     $   584,167

Fidelity Contrafund, 26,726 and 23,218 shares,
 respectively                                                  $ 1,143,090     $ 1,141,655

Fidelity Select Technology Fund, 8,024 and 5,655 shares,
 respectively                                                  $   486,252     $   501,694

Vanguard Primecap Fund, 15,650 and 17,034 shares,
 respectively                                                  $   806,266     $ 1,028,522

UST Diversified Value Fund, 21,805 and 24,164 shares,
 respectively                                                  $   692,315     $   753,667

During 2001, the Plan's investments (including realized gains and losses and the unrealized  appreciation  (depreciation)  on those  investments)  depreciated in value by $1,946,172 as follows:

Common stock                              $ (1,293,051)
Pooled investment and mutual funds            (653,121)
                                          ------------
                                          $ (1,946,172)
                                          ============

4.  Nonparticipant-Directed Investment

Information  about the net assets and the significant  components of the changes in net assets relating to the nonparticipant-directed investment is as follows:

                                           December 31,
                                      2001             2000
Net Assets:
 Restricted common stock            $ 1,241,309        $ 1,827,433

                                           Year Ended
                                        December 31, 2001

Changes in Net Assets:
 Contributions                           $   520,310
 Net depreciation                         (1,004,501)
 Benefits paid to participants               (97,569)
 Administrative expenses                      (4,364)
                                           ----------
                                         $  (586,124)
                                           ==========

5.  Related-Party Transactions

Certain Plan  investments are shares of short-term  investment  funds managed by
Alliance Trust Company  ("Alliance").  Alliance is the trustee as defined by the
Plan  and,   therefore,   these   transactions   qualify  as   party-in-interest
transactions.

6.  Plan Termination

Although  it has not  expressed  any intent to do so, the  Company has the right under the Plan to discontinue its contributions at any time and to terminate the
Plan,  subject to the  provisions  of ERISA.  In the event of Plan  termination, participants would become 100 percent vested in their employer contributions.

7.  Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated October 22, 1996, that the Plan, as then designed,  was in compliance with the  applicable  requirements  of the Internal  Revenue Code.  The Plan has been
amended  since   receiving  the   determination   letter.   However,   the  Plan
administrator  and the Plan's tax  counsel  believe  that the Plan is  currently designed and being operated in compliance  with the applicable  requirements  of the Internal Revenue Code.

                   Neurogen Corporation 401(k) Retirement Plan
                             Supplemental Schedule
                Schedule of Assets (Held at End of Year)

                                December 31, 2001

          (b) Identity of issue,  (c) Description of investment
           borrower,lessor or      including maturity date, rate of interest,
(a)        similar party           collateral,par, or maturity value                 (d) Cost       (e) Current value
---       ----------------------   ------------------------------------------        --------       -----------------
 *        Neurogen Corporation     Restricted common stock, par value $.025             **          $       1,241,309
 *        Neurogen Corporation     Unrestricted common stock, par value $.025           ***                   202,789
 *        Participants             Participant loans with interest rates
                                   between  6.0%  and  10.5%, maturity
                                   dates ranging from June  2002-March
                                   2008,  collaterized  by   participant
                                   account balances                                      -                    152,357
          Fidelity Group           Fidelity Contrafund                                  ***                 1,143,090
          Fidelity Group           Fidelity Select Technology Fund                      ***                   486,252
          Franklin Group of Funds  Franklin Small Cap Growth Fund                       ***                    76,883
          Harbor Fund              Harbor International Fund                            ***                   155,151
          Harbor Fund              Harbor Bond Fund                                     ***                   126,570
          Janus                    Janus Worldwide Fund                                 ***                   336,022
          Janus                    Janus Olympus Fund                                   ***                   155,329
          Janus                    Janus Mercury Fund                                   ***                   222,041
          Janus                    Janus Balanced Fund                                  ***                   151,076
          T. Rowe Price Funds      T. Rowe Price Equity Income Fund                     ***                   141,498
          T. Rowe Price Funds      T. Rowe Price Mid-Cap Growth Fund                    ***                    43,936
          Royce Funds              Royce Total Return Fund                              ***                    89,014
          Vanguard Group           Vanguard Specialized Energy Fund                     ***                    45,874
          Vanguard Group           Vanguard Health Care Fund                            ***                   281,827
          Vanguard Group           Vanguard Wellington Fund                             ***                    82,973
          Vanguard Group           Vanguard Primecap Fund                               ***                   806,266
          Vanguard Group           Vanguard Long Term Bond Index Fund                   ***                    83,272
          Vanguard Group           Vanguard 500 Index Fund                              ***                   297,246
          Vanguard Group           Vanguard High Yield Corporate Fund                   ***                   118,638
          U.S. Trust Company, N.A. UST Balanced Global 70/30 Fund                       ***                    80,715
          U.S. Trust Company, N.A. UST Diversified Value Fund                           ***                   692,315
          U.S. Trust Company, N.A. UST Balanced Global 20/80 Fund                       ***                    47,926
          U.S. Trust Company, N.A. UST Capital Preservation Fund                        ***                   103,631
          Sanford C. Bernstein     Sanford Bernstein Intermediate Duration Bond Fund    ***                    15,495
          & Co., Inc.
*         Alliance Trust Company   American Performance Cash Management Fund            ***                    12,931
                                                                                                    -----------------
                                                                                                    $       7,392,426
                                                                                                    =================
*  Identified as a party in interest

** Information not available from recordkeeper

*** Cost information has been omitted for participant-directed investments

                   Neurogen Corporation 401(k) Retirement Plan
                             Supplemental Schedule
                       Schedule of Reportable Transactions

                          Year Ended December 31, 2001

Series of transactions exceeding 5% of current value of Plan assets as of January 1, 2001

                       (b)Description of asset
(a)Identity of         (include interest rate and                  (c)Purchase   (d)Selling   (e)Lease    (f)Expense incurred
party involved          maturity in case of a loan)                   price         price        rental    with transaction
--------------------    -------------------------------------      -----------   ----------   ----------   ----------------

Neurogen Corporation    Neurogen Corporation Restricted Stock      $  520,711         N/A      $   -        $      -
Neurogen Corporation    Neurogen Corporation Restricted Stock             N/A    $ 132,792     $   -        $      -

                        (b)Description of asset                                     (h)Current value
(a)Identity of          (include interest rate and                    (g)Cost of       of asset on     (i)Net gain
party involved           maturity in case of a loan)                     asset       transaction date     or (loss)
--------------------    --------------------------------------        ----------    -----------------   ----------

Neurogen Corporation    Neurogen Corporation Restricted Stock        $  520,711    $  520,711          $   -
Neurogen Corporation    Neurogen Corporation Restricted Stock              *       $  132,792              *

*  Information not available from record keeper

                                   SIGNATURES

The Plan.  Pursuant to the requirements of the Securities  Exchange Act of 1934, the trustees (or other persons who  administer  the employee  benefit plan) have duly caused this annual  report to be signed by the  undersigned  hereunto  duly authorized.

                                      Neurogen Corporation 401(k)Retirement Plan

Date:  June 27, 2002         By: /s/ STEPHEN R. DAVIS

                             Stephen R. Davis
                             Executive Vice President and Chief Business Officer

                                                                      Exhibit 23

                       CONSENT OF INDEPENDENT ACCOUNTANTS

We  hereby  consent  to the  incorporation  by  reference  in  the  Registration
Statement  on Form S-8 (No.  333-07957)  of Neurogen  Corporation  of our report dated  June 14,  2002  relating  to the  financial  statements  of the  Neurogen
Corporation 401(k) Retirement Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP
Hartford, Connecticut
June 14, 2002